SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Box, Inc.

(Name of Subject Company (Issuer))

Box, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock,
par value $0.0001 per share

(Title of Class of Securities)

10316T104

(CUSIP Number of Class of Securities)

Aaron Levie, Chief Executive Officer

Dylan Smith, Chief Financial Officer

Box, Inc.

900 Jefferson Ave.

Redwood City, California 94063

(877) 729-4269

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to:

Jose F. Macias, Esq.

Michael A. Occhiolini, Esq.

Lauren Lichtblau, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF REGISTRATION FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$500,000,000	$54,550.00

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $500 million in aggregate value of shares of Class A common stock of Box, Inc.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the value of the transaction.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$54,550.00	Filing Party:	Box, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 2, 2021

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐       Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by Box, Inc., a Delaware corporation (“Box” or the “Company”), on June 2, 2021 in connection with the Company’s offer to purchase for cash up to $500 million in value of shares of Class A Common Stock, par value $0.0001 per share (each, a “Share,” and collectively, the “Shares”), of the Company at price of not less than $22.75 and not greater than $25.75 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2021 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”).

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Item 11. Additional Information

On June 4, 2021, the Company filed a Current Report on Form 8-K and its Quarterly Report on Form 10-Q for the quarter ended April 30, 2021.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

●	The first paragraph under the heading “Incorporation by Reference” in Section 10 (“Certain Information Concerning Box”) of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This Offer to Purchase incorporates by reference the documents listed below (except as expressly noted below, this Offer to Purchase does not incorporate by reference any portions of the respective filings that were furnished to, rather than filed with, the SEC under applicable SEC rules), including the financial statements and the notes related thereto contained in those documents, that have been previously filed with the SEC. The following documents contain important information about us:

●	Annual Report on Form 10-K for the year ended January 31, 2021, as amended;

●	Quarterly Report on Form 10-Q for the quarter ended April 30, 2021; and

●	Current Reports on Form 8-K filed on March 19, 2021, March 31, 2021, April 8, 2021, May 4, 2021, May 18, 2021, May 27, 2021 (the press release attached as Exhibit 99.1 to the Current Report on Form 8-K filed on May 27, 2021 is expressly incorporated by reference herein, notwithstanding that such press release may be deemed furnished to, rather than filed with, the SEC) and June 4, 2021.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOX, INC.

By: /s/ Dylan Smith

Name: Dylan Smith

Title:   Chief Financial Officer

Dated: June 4, 2021

EXHIBIT INDEX

Exhibit
(a)(1)(A)	Offer to Purchase, dated June 2, 2021.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 2, 2021.*
(a)(1)(E) (a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 2, 2021.* Summary Advertisement dated June 2, 2021*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A) (a)(5)(B) (a)(5)(C) (a)(5)(D) (a)(5)(E) (a)(5)(F) (a)(5)(G) (a)(5)(H) (a)(5)(I)

Press release announcing Tender Offer, dated June 2, 2021.*

Excerpts from First Quarter Fiscal 2022 Earnings Call, dated May 27, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 28, 2021).

Press release issued by Box, Inc., dated May 27, 2021, regarding the Company's financial results for the quarter ended April 30, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 27, 2021).

Press Release, dated May 12, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 18, 2021).

Press Release dated May 17, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 17, 2021).

Press Release dated May 12, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 12, 2021).

Press Release dated May 10, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 10, 2021).

Press Release, dated May 3, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 4, 2021).

Press Release, dated April 8, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed April 8, 2021).

(b)	Not Applicable.
(d)(1)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1/A filed July 7, 2014).
(d)(2)	Box, Inc. 2015 Equity Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).
(d)(3)	Box, Inc. 2015 Employee Stock Purchase Plan and related form agreements (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed March 12, 2021).
(d)(4)	Box, Inc. Amended 2015 Equity Incentive Plan Form of Global Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed March 12, 2021).
(d)(5)	Box, Inc. 2011 Equity Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).
(d)(6)	Box, Inc. 2006 Stock Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).
(d)(7)	Box, Inc. Executive Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1/A filed July 7, 2014).
(d)(8)	Box, Inc. Outside Director Compensation Policy, amended and restated on May 1, 2021.*
(d)(9)	Form of Change in Control and Severance Agreement between the Company and each of Aaron Levie, Dylan Smith, Stephanie Carullo and certain of its executive officers (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1/A filed December 10, 2014).
(d)(10)	Form of Change in Control and Severance Agreement between the Company and certain of its executive officers (incorporated by reference to Exhibit 10.7A to the Company’s Registration Statement on Form S-1/A filed December 10, 2014).
(d)(11)	Offer Letter between the Company and Aaron Levie, dated as of December 19, 2014 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).
(d)(12)	Offer Letter between the Company and Dylan Smith, dated as of December 19, 2014 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).
(d)(13) (d)(14) (d)(15) (d)(16) (d)(17)

Offer Letter between Box, Inc. and Stephanie Carullo, dated July 7, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 12, 2017).

Investment Agreement, dated April 7, 2021, by and among Box, Inc. and Powell Investors III L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., Tailored Opportunistic Credit Fund, CPS Holdings (US) L.P. and CPS Holdings (US) L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 8, 2021).

Registration Rights Agreement, dated May 12, 2021, by and among the Company and ALOHA European Credit Fund, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Special Credit Partners III-Flex, L.P., CPS Holdings (US) L.P., Future Fund Board of Guardians, Illinois State Board of Investment, Indiana Public Retirement System, Kennedy Lewis Capital Partners Master Fund II L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., OHA AD Customized Credit Fund (International), L.P., OHA Artesian Customized Credit Fund I, L.P., OHA BCSS SSD II, L.P., OHA Black Bear Fund, L.P., OHA Centre Street Partnership, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Delaware Customized Credit Fund Holdings, L.P., OHA Delaware Customized Credit Fund-F, L.P., OHA Dynamic Credit ORCA Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA KC Customized Credit Master Fund, L.P., OHA MPS SSD II, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Structured Products Master Fund D, L.P., OHA Tactical Investment Master Fund, L.P., OHAT Credit Fund, L.P., Powell Investors III L.P., Tailored Opportunistic Credit Fund, The Coca-Cola Company Master Retirement Trust (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 18, 2021).

Joinder Agreement, dated May 12, 2021, by and among the Company, Powell Investors III L.P., a Cayman Islands exempted limited partnership, KKR-Milton Credit Holdings L.P., a Cayman Islands exempted limited partnership, KKR-NYC Credit C L.P., a Delaware limited partnership, Tailored Opportunistic Credit Fund, an Australian trust and CPS Holdings (US) L.P., a Delaware limited partnership, and ALOHA European Credit Fund, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Special Credit Partners III-Flex, L.P., Future Fund Board of Guardians, Illinois State Board of Investment, Indiana Public Retirement System, Kennedy Lewis Capital Partners Master Fund II L.P., OHA AD Customized Credit Fund (International), L.P., OHA Artesian Customized Credit Fund I, L.P., OHA BCSS SSD II, L.P., OHA Black Bear Fund, L.P., OHA Centre Street Partnership, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Delaware Customized Credit Fund Holdings, L.P., OHA Delaware Customized Credit Fund-F, L.P., OHA Dynamic Credit ORCA Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA KC Customized Credit Master Fund, L.P., OHA MPS SSD II, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Structured Products Master Fund D, L.P., OHA Tactical Investment Master Fund, L.P., OHAT Credit Fund, L.P., The Coca-Cola Company Master Retirement Trust (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 18, 2021).

Waiver of Investment Agreement, dated May 13, 2021, by the Company (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed May 18, 2021).

(g)	Not Applicable.
(h)	Not Applicable.

________________
*	Previously filed.